June 9, 2006

Via EDGAR (Correspondence)

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
United States Securities and
      Exchange Commission
Mail Stop 5546
Washington, D.C. 20549-5546

Re:         Yum! Brands, Inc.
Response Letter Dated April 24, 2006
File No. 1-13163

Dear Ms. Blye:

This is in response to your follow-up letter of May 15, 2006 to David Novak requesting supplemental information. Reference is also made to your letter of March 31, 2006, and our response of April 24, 2006.

We currently have no operating restaurants in Iran, and no plans to commence operations there. The material you reference identifies potential growth opportunities that we may someday explore if market conditions are favorable, and if regulations then in place permit us to do so. However, we have no current intention of developing in Iran, and, as with our franchisee’s activity in Syria, any future development in Iran would be in compliance with all applicable regulations.

As we understand it, certain states in the U.S. have enacted or propose to enact legislation requiring pension funds to report, or permitting pension funds to divest, holdings in companies doing business in countries such as Syria or Iran. We also understand that some U.S. colleges or universities have adopted similar policies.

We estimate that currently, based on information available to us, U.S. based pension funds and endowments own, in the aggregate, less than 2% of Yum!’s outstanding shares of common stock as of May 31, 2006.

To date, none of the pension funds or universities has contacted Yum! with any concerns over the single franchised KFC restaurant in Syria or Yum!’s potential global development plan. In addition, no negative investor sentiment regarding these topics was expressed at Yum!’s recent Annual Meeting held on May 18, 2006.

Based on the above, we do not believe the one-restaurant operation in Syria is material to Yum!, or that it presents a material investment risk to security holders. Because of the relatively small shareholdings the referenced pension funds and universities collectively have in Yum!, we believe this would hold true even if these institutions divested all of their Yum! holdings, which none has indicated it is considering.

We expect that investor sentiment reflects the understanding by our shareholders and the investment community in general that Yum! sells food and represents all the positive attributes that accompany a high quality meal shared by friends or family, rather than products that might be viewed as more controversial.

If you have any further questions, or would like to discuss any of the supplemental information provided in this letter, please contact me at (502) 874-2169.

Very truly yours,

R. Scott Toop Vice President and Associate General Counsel